Via EDGAR (Correspondence)

June 26, 2015

Mr. Kevin W. Vaughn

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Stifel Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-09305

Dear Mr. Vaughn:

This letter sets forth the responses of Stifel Financial Corp. (the “Company,” “we,” “us” or similar terms) to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 11, 2015.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations – Global Wealth Management, page 47

Asset Management and Service Fees, page 48

1.	We have read your response to comment 1. As previously requested, and in an effort to provide more fulsome disclosure to your investors, please confirm whether you plan to disclose your assets under management roll-forward by asset class (i.e. Equity, Fixed income, Money market, Alternative, Hybrid, etc.) in future filings. If you are unable to provide the roll-forward at this or a similar disaggregated level, please tell us why not.

Response:

The vast majority of the Company’s assets under management (“AUM”) are managed through its Global Wealth Management network by advisors in local offices throughout the United States with the remainder being managed by the asset management division. The Company’s asset management division is comprised of several affiliated stand-alone asset managers, providing investment management and services to institutions and individuals across a breadth of asset classes. The Company has grown its AUM both organically and through acquisitions.

Please be advised that, although we have a well-controlled process to aggregate individual security positions from the multiple source systems where our client assets are managed, the infrastructure to support our AUM by asset class is not a centralized platform and does not currently allow for the transactional flow reporting necessary to provide the AUM roll-forward requested in the Staff’s Comment Letter dated June May 8, 2015. However, we recognize that such an AUM roll-forward would provide information useful to both the Company and its shareholders, and therefore are committed to developing AUM transactional reporting. Accordingly, the Company undertakes to include a roll-forward of its AUM in future filings following our validation of the data and controls surrounding the new processes being implemented to facilitate AUM transactional reporting. In the meantime, the Company undertakes to provide additional disclosure regarding the drivers of changes in AUM over comparable periods in its periodic reports under the Exchange Act, beginning with the Company Quarterly Report on Form 10-Q for the period ended June 30, 2015.

III. Loan Portfolio, page 58

2.	We have read your response to comment 2. Please confirm to us that you will revise your disclosure in future filings to quantify the amount of your potential problem loans.

Response:

In response to the Staff’s comment, we will include the potential problem loans starting with our Annual Report on Form 10-K for the year ended December 31, 2015.

Item 8. Financial Statements and Supplementary Data, page 86

Notes to Consolidated Financial Statements, page 97

Note 9 – Bank Loans, page 137

3.	We have read your response to comment 3. In Appendix A of your proposed response, your description of your risk ratings: pass, “special mention”, substandard, and doubtful, does not correspond to the tabular presentation that presents your loan portfolio by risk category: pass, “watch”, substandard, and doubtful. Please advise us on the discrepancy between special mention and watch, or revise your disclosure accordingly.

Response:

Please be advised that the tabular presentation included in Appendix A of our proposed response was inadvertently mislabeled. Our current risk ratings are pass, special mention, substandard, and doubtful. We will include the proposed disclosure included in Appendix A of our letter dated June 22, 2015, with the tabular presentation updated, starting with our Quarterly Report on Form 10-Q for the period ended June 30, 2015, and in other applicable future filings.

Note 26 – Earnings per Share (“EPS”), page 149

4.	We have read your response to comment 5. You have proposed to expand your disclosure in future filings to state “Applying the two-class method of computing earnings per share would not differ materially from our computation of basic earnings per share.” It is not appropriate to have a stated accounting policy that does not comply with GAAP. Please revise your proposed disclosure accordingly.

Response:

Please be advised that we will include the following additional disclosure, to the extent applicable, starting with our Quarterly Report on Form 10-Q for the period ended June 30, 2015, and in future filings, as applicable:

“The holders of unvested restricted awards have forfeitable rights to dividends or dividend equivalents and therefore, such unvested awards do not qualify as participating securities. Restricted awards issued to our non-employee directors contain non-forfeitable rights to dividend or dividend equivalents and therefore, qualify as participating securities.

As such, they must be included in the computation of earnings per share pursuant to the two-class method. Under the two-class method, a portion of net income is allocated to participating securities and, therefore, is excluded from the calculation of earnings per share allocated to common shares. The calculation of basic and diluted earnings per share pursuant to the two-class method results in an immaterial difference from the amounts displayed in the consolidated statements of operations.”

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If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
President and Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer

David M. Minnick, Senior Vice President and General Counsel

Mark P. Fisher, Senior Vice President and General Counsel